Exhibit 99.1

ASX ANNOUNCEMENT

December 1, 2011

Genetic Technologies Executes Settlement and License Agreement

with AutoImmun Diagnostika GmbH

In compliance with ASX Continuous Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has now executed a Settlement and License Agreement with AutoImmun Diagnostika GmbH (“AID”) of Strassberg, Germany.

Under the terms of the Agreement, AID is granted non-exclusive rights to a number of GTG patents relating to its non-coding DNA technology.  As with other similar agreements, the precise commercial terms of the Agreement are covered by formal confidentiality provisions and cannot be disclosed.

AID was not a counterparty to either of the two current patent infringement suits GTG has on file in the United States.  Discussions between Genetic Technologies and AID regarding AID’s use of the GTG non-coding technology have resulted in non-exclusive access to the technology for AID products and services as well as normalization of historical sales.

Discussions with other such parties are ongoing and progressing.  Further details will be released to the Market as appropriate.

ENDS

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D. R. MacLeman	Rudi Michelson (Australia)
Chief Executive Officer	Monsoon Communications
Genetic Technologies Limited	(03) 9620 3333
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040